SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D/A (Amendment No. 8)

Under the Securities Exchange Act of 1934
Natural Resource Partners L.P.
(Name of Issuer) Common Units of Limited Partnership Interests
(Title of Class of Securities) 63900P 10 3
(CUSIP Number) Cline Resource and Development Company 3801 PGA Boulevard, Suite 903 Palm Beach Gardens, Florida 33410 Attn: Donald Holcomb Phone: 561-626-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Gregory P. Patti, Jr., Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

January 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

18	NAME OF REPORTING PERSONS: Christopher Cline I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 4,902,410 Common Units
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,902,410 Common Units
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,902,410 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

18	NAME OF REPORTING PERSONS: Cline Resource and Development Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 55-0703311
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

18	NAME OF REPORTING PERSONS: Insight Resource, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1796775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

18	NAME OF REPORTING PERSONS: Foresight Reserves, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1797073
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) PN

18	NAME OF REPORTING PERSONS: Adena Minerals, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-5728469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

This Amendment No. 8 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on January 12, 2007 by the Reporting Persons (as defined below) (this “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on June 14, 2007, Amendment No. 2 to the Schedule 13D filed on August 29, 2007, Amendment No. 3 to the Schedule 13D filed on May 22, 2009, Amendment No. 4 to the Schedule 13D filed on September 30, 2010,  Amendment No. 5 to the Schedule 13D filed on March 22, 2011, Amendment No. 6 to the Schedule 13D filed on June 13, 2011 and Amendment No. 7 to the Schedule 13D filed on October 2, 2012 related to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”).  Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect:

Item 1.    Security and Issuer.

This schedule relates to the Common Units of the Partnership, which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (c), (f). This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company, a West Virginia company (“CRDC”); (iii) Insight Resource, LLC, a Nevada limited partnership (“Insight”); (iv) Foresight Reserves, L.P., a Nevada limited partnership (“Foresight”); and (v) Adena Minerals, LLC, a Delaware limited liability company (“Adena,” and together with Cline, CRDC, Insight and Foresight, the “Reporting Persons”).

Foresight is the sole member of Adena and Insight is the general partner of Foresight.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.

John Dickinson and Donald Holcomb are executive officers of CRDC (the “CRDC Officers”).  Cline and each of the CRDC Officers is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of the Reporting Persons and the CRDC Officers is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410.

(d) — (e). To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

On January 2, 2013, Adena effected an in-kind distribution of 10,596,917 Common Units (the “Distributed Units”) to its sole member, Foresight, for no additional consideration.  Foresight immediately thereafter effected an in-kind distribution of all of the Distributed Units to its direct and indirect owners and certain of their affiliates, for no additional consideration, including the distribution of 2,881,654 Common Units to Cline, for no additional consideration.

The Partnership had previously filed a registration statement on Form S-3 (the “Registration Statement”) to register the potential resale by Adena from time to time of up to 16,646,072 Common Units, then held of record by Adena and beneficially owned by the Reporting Persons.  The Registration Statement was declared effective as of September 21, 2012.  The Partnership filed on January 4, 2013 a prospectus supplement to the Registration Statement to register the potential resale from time to time of the Distributed Units by the direct and indirect owners of Foresight (and certain of their affiliates) to whom the Distributed Units were distributed, including Cline.

The purpose of the distribution of the Distributed Units is to provide potential liquidity to the direct and indirect owners of Foresight with respect to the Distributed Units and to permit such persons to control the retention or sale of the Distributed Units and the timing thereof.  The registration of the potential resale of the Common Units (including the Distributed Units) pursuant to the Registration Statement and related prospectus supplement does not necessarily indicate that such Common Units will be resold by the Reporting Persons in the immediate future, although the Reporting Persons reserve the right to do so at any time as described below.

Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may acquire from time to time additional securities (including Common Units) of the Partnership in the open market or in privately negotiated transactions, by exchange offer or otherwise.

As a result of the distribution, the only Reporting Person that beneficially owns any Common Units is Cline.  All securities that may be deemed to be beneficially owned by Cline are held by Cline for investment purposes.  Cline may, from time to time, retain or sell all or a portion of its securities of the Partnership in the open market, pursuant to a registered public offering or in privately negotiated transactions.  Cline may, from time to time, pledge or grant a security interest in the securities of the Partnership (including Common Units) and, if the Reporting Person were to default in the performance of its secured obligations, the pledgees or secured parties may offer and sell such securities of the Partnership, including pursuant to the Registration Statement with such amendments or supplements to the Registration Statement, if any, as may be required by law.

Any actions that Cline might undertake will be dependent upon his review of numerous factors, including, among other things, the availability of securities of the Partnership (including Common Units) for purchase and the price levels of such securities, trading prices of the Common Units, general market and economic conditions, ongoing evaluation of the Partnership’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management of the Partnership and other future developments.

Item 5.    Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Foresight is the sole member of Adena, and Insight is the general partner of Foresight.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  On January 2, 2013, Adena effected an in-kind distribution of the remaining 10,596,917 Common Units held of record by Adena to its sole member, Foresight, for no additional consideration.  Foresight immediately thereafter effected an in-kind distribution of all of the Distributed Units to its direct and indirect owners and certain of their affiliates, for no additional consideration, including the distribution of 2,881,654 Common Units to Cline.  Accordingly, inclusive of the 2,020,756 Common Units held directly by Cline immediately prior to the distribution, Cline is deemed to have sole voting and dispositive control over 4,902,410 Common Units representing approximately 4.6% of the outstanding Common Units (percentage based on the denominator of 106,027,836 Common Units).  Each of CRDC, Insight, Foresight and Adena are no longer deemed to share any voting and/or dispositive control over any Common Units.  See also the information contained on the cover pages to this Schedule 13D/A which is incorporated herein by reference.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote or sole power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days except as described above.

(d)           Not applicable.

(e)           Immediately following the distribution on January 2, 2013, each of Cline, CRDC, Insight, Foresight and Adena ceased to be a beneficial owner of more than five percent of the outstanding Common Units.

Item 7.       Material to be Filed as Exhibits.

Exhibit A    Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2013

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Foresight Reserves, L.P.

By:	Insight Resources, LLC, its General Partner

	By:	Cline Resource and Development Company, its Managing Member

		By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Adena Minerals, LLC

By:	Foresight Reserves, L.P., its Managing Member

	By:	Insight Resources, LLC, its General Partner

		By:	Cline Resource and Development Company, its Managing Member

			By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 4th day of January, 2013.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Foresight Reserves, L.P.

By:	Insight Resources, LLC, its General Partner

	By:	Cline Resource and Development Company, its Managing Member

		By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Adena Minerals, LLC

By:	Foresight Reserves, L.P., its Managing Member

	By:	Insight Resources, LLC, its General Partner

		By:	Cline Resource and Development Company, its Managing Member

			By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person